NORTH CAPITAL CODE OF ETHICS

APPLICABLE TO:

All personnel of North Capital Inc. or North Capital Private Securities Corporation (collectively referred to as “North Capital” or the “Firm”) and their close relatives, as defined herein. Personnel includes both employees of North Capital and independent contractors who interact with customers of North Capital.

DEFINITION OF SPECIFIC TERMS:

Close Relative. A person’s spouse, children under the age of twenty-five (25) living at home, any other member of the person’s immediate household, a trust or estate in which the person or any member of his or her immediate household has a substantial interest or over which the person of member of the immediate household has control. Close relative also includes any close corporation, partnership, or other entity in which the person or close relative materially participates.

Insider. Insiders are owners, officers, directors and employees of a company and the Firm’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations.

Insider Trading. Insider trading is buying or selling securities by an “insider” while he or she is in possession of material nonpublic information; or trading by a non-insider while he or she is in possession of material nonpublic information, if the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or communicating material nonpublic information to others in violation of one’s duty to keep such information confidential.

Material. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or if public dissemination of it would have a substantial effect on the price of a company’s securities. Information presumed to be material includes, dividend changes; earnings estimates; changes in previously released earnings estimates; significant merger or acquisition proposals or agreements; commencement of or developments in major litigation; liquidation problems; and extraordinary management developments.

Non-public. Information is nonpublic until it has been effectively communicated to the market place and made available to the general public. Information found in filings with the Securities and Exchange Commission, or appearing in the Dow Jones, Reuters Economic Services, the Wall Street Journal, Bloomberg Financial or other publications of general circulation would be considered public. Communicating material, nonpublic information to others, or recommending a securities transaction to others while in possession of material, nonpublic information about the security or the company in question.

Security. For the purpose of this Code, a “security” refers to any bond, stock or other investment defined as a security by the Securities and Exchange Commission. It also includes all futures, options, commodities, spot and forward foreign exchange, and derivative products of every kind, whether or not any such instrument has been or would be deemed to be a security by the SEC or other regulatory body.

POLICIES

OVERVIEW

This Code of Ethics has been adopted to provide general guidelines and specific policies related to the appropriate conduct of Firm personnel. North Capital and their personnel are obligated to comply with applicable laws and regulations that provide for the conduct of a regulated investment advisory business.

As a fiduciary, North Capital Inc. expects its employees and agents to uphold a higher duty of care to clients of the Firm, always putting client interests before the interest of the Firm or their own personal interests. North Capital Inc. has formally adopted the CFA Institute’s Asset Manager Code of Professional Conduct, which details the type of conduct and nature of duties of the Firm and its employees to clients. The Asset Manager Code states that managers have these responsibilities to their clients:

●	To act in a professional and ethical manner at all times

●	To act for the benefit of clients

●	To act with independence and objectivity

●	To act with skill, competence, and diligence

●	To communicate with clients in a timely and accurate manner

●	To uphold the rules governing capital markets

All North Capital personnel, whether or not they are members of the CFA Institute, are required to adhere to the Institute’s Code of Ethics and Standards of Professional Conduct, which requires members to:

●	Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, employers, employees, colleagues in the investment profession, and other participants in the global capital markets.

●	Place the integrity of the investment profession and the interests of clients above their own personal interests.

●	Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.

●	Practice and encourage others to practice in a professional and ethical manner that will reflect credit on themselves and the profession.

●	Promote the integrity of, and uphold the rules governing, capital markets.

●	Maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals.

The complete Code of Ethics and Standards of Professional Conduct are attached to this Code.

In addition, employees are generally admonished to use good judgment and avoid any activity that has the potential to embarrass or bring negative attention to the North Capital or its clients. If you have any question about whether a particular activity would be permitted or would fall within the scope of this Code, consult with the Chief Compliance Officer.

EMPLOYEE PERSONAL TRADING

It is North Capital’s policy that interests of clients are put before its own interests and the interests of its employees. North Capital employees are subject to personal investment account trade reporting designed to ensure that no client is disadvantaged in any respect by the personal investment transactions of an employee. The policy requires prior supervisory clearance of trades that have the potential to disadvantage a client, provides for the Firm’s receipt of trade confirmations and accounts statements for all employee investment accounts and specifically prohibits both trading on the basis of inside information and trading ahead of customer orders (front running).

INSIDER TRADING

It is North Capital’s policy and federal law that no employee may engage in insider trading, i.e. trade, either personally or on behalf of others, on the basis of material nonpublic information or communicate material nonpublic information to others in violation of the law. This policy applies to every principal and employee and extends to activities both within and outside of the Firm.

North Capital compiles its own research and investment analysis and may rely on information received from other research sources and from securities issuers. Information that employees should consider to be material includes, among other things, information about changes in dividend policies, earnings estimates, changes in previously released earnings estimates, manufacturing problems, executive turnover, significant merger or acquisition proposals, major litigation, liquidity problems, significant new products, services or contracts, or the cancellation of significant orders, products, services or contracts. Until made public, employees are precluded from trading on such information. Any determination of the material and/or non-public nature of a given piece of information shall be made by the Chief Compliance Officer.

All information relating to North Capital’s activities, including investment analyses, investment recommendations, and proposed and actual trades for North Capital or its clients, is proprietary and must be kept confidential except to the extent disclosure of the information is necessary to accomplish the business of the company and only to the extent that disclosure does not violate applicable law. Where such information is material, it should be considered non-public and employees are precluded from trading on the information or communicating it to others without the approval of the Chief Compliance Officer.

PERSONAL CONFLICTS OF INTEREST AND OUTSIDE BUSINESS ACTIVITIES

North Capital’s principals and employees are required to avoid any outside activities, interests or relationships that directly or indirectly conflict with, or create the appearance of a conflict of interest with, their ability to act in the best interests of the Firm and its clients. If a conflict of interest or the appearance of a conflict arises between the interests of North Capital or its clients and the interests of an employee, the interests of North Capital and its clients must prevail. The Chief Compliance Officer shall make the determination of the existence of such conflict or apparent conflict of interest.

It is North Capital’s policy that no employee may accept or continue to accept employment or compensation from any other person as a result of any business activity, outside the scope of his or her relationship to North Capital, unless he or she has received prior written authorization from the Chief Compliance Officer.

In addition to the foregoing, the following actions are prohibited without the prior written consent of the Chief Compliance Officer:

●	Rebating, either directly or indirectly, to any person or entity any part of the compensation received from the Firm as an employee;

●	Accepting, either directly or indirectly, from any person or entity, other than North Capital, compensation of any nature as a bonus, commission, fee, gratuity or other monetary or non-monetary consideration in connection with any transaction on behalf of North Capital or a Client.

●	Beneficially owning any security or having, either directly or indirectly, any financial interest in any other organization engaged in any securities, financial or related business, except for beneficial ownership of not more that 4.9% of the outstanding securities of any business that is publicly- owned; and

●	Executing transactions in securities for which any employee or an immediate family member holds a position on the board of directors or any other committee of a publicly traded company.

CONFLICTS OF INTEREST BETWEEN NORTH CAPITAL INC. AND OTHER NORTH CAPITAL ENTITIES

North Capital Inc. acts as a fiduciary and represents that it is a fee-only investment advisor and receives no commission, trailer, or compensation of any kind other than financial planning and advisory fees charged to clients on a fully-disclosed basis.

When North Capital Private Securities Corporation, an affiliated broker-dealer under common control with North Capital Inc., was formed several years ago, an internal policy was adopted to ensure fair treatment of individuals and entities who might become clients of both North Capital Inc. and North Capital Private Securities Corporation, even though it was not anticipated that there would be (and there have not been) any such shared clients. The policy provided for (1) disclosure of the existence of possible conflicts of interest, and (2) waiver or rebate to advisory clients of any commissions, trailers, and all other forms of compensation received by North Capital Private Securities Corporation in respect of advisory clients of North Capital Inc. The objective of the policy was to ensure compliance with the aforementioned policy that North Capital Inc., its employees and affiliates would not receive any compensation other than advisory fees from advisory clients, while still allowing an advisory client who wished to participate in an offering by North Capital Private Securities Corporation the opportunity to do so.

It is important to note that there has, in fact, never been a shared client of North Capital Inc. and North Capital Private Securities Corporation, and North Capital Private Securities Corporation has received no direct or indirect compensation of any kind from any activity by or with a client of North Capital Inc.

Recent events at other financial institutions have focused attention on the fact that an individual advisor’s, or an advisory firm’s, claim to be “fee-only” may be misleading in a case where an affiliated broker-dealer receives commissions, trailers, or other compensation from the business conducted by the advisory firm with an advisory client. Certain professional organizations have suggested that an advisor cannot claim to be “fee-only” if an affiliated broker-dealer has the potential to receive brokerage, trailers, or similar such compensation from an advisory client, regardless of whether it actually receives such compensation.

In light of these developments, and for the avoidance of doubt among current or prospective clients, employees, regulators, and professional organizations, North Capital has adopted the following policy:

(1)	North Capital Private Securities Corporation is prohibited from soliciting, representing, transacting with, or providing services to any individual or entity who is a current advisory client of North Capital Inc. except for fee-only advisory or consulting services.

(2)	North Capital Private Securities is prohibited from soliciting, transacting with, or providing services to any individual or entity who is a former advisory client of North Capital Inc. (except for fee-only advisory or consulting services) for a period of ninety days following the termination of such advisory relationship.

(3)	Any fund or other investment for which North Capital Private Securities Corporation is a placement agent or solicitor, or for which North Capital Private Securities receives any direct or indirect compensation from a fund, or from a fund sponsor or an issuer, is a prohibited security with regard to North Capital Inc. and its clients. No client of North Capital Inc. may invest in any such prohibited security. If a client has a position in a restricted security prior to becoming an advisory client, at the option of the client the position must be liquidated or excluded from the positions transferred to the advisory account. North Capital must first disclose to the client any details regarding the prohibited security, including the compensation earned by North Capital Private Securities. If a current advisory client insists upon investing in a prohibited security, the North Capital Inc. must terminate the advisory relationship and North Capital Private Securities Corporation must rebate to the client any compensation related to such prohibited security for the duration of the investment.

(4)	For the avoidance of doubt, North Capital Inc., its employees (including independent contractors), and affiliates are prohibited from receiving, or having the potential to receive, any commissions, trailers, or other compensation other than advisory fees paid by the client on a fully-disclosed basis.

Any real or apparent violation of the foregoing policy should be reported to the Chief Compliance Officer.

CONFIDENTIALITY OF CLIENT AND PROPRIETARY INFORMATION

Employees are required to maintain all information regarding client personal information and account activity, employee personal information and account activity and proprietary information in the strictest confidence and to follow all applicable privacy Policies and Procedures at all times.

REGULATORY INVESTIGATION, DISCIPLINARY ENFORCEMENT, LITIGATION

Any employee that becomes the subject of a regulatory investigation, disciplinary enforcement action or litigation, or served with a subpoena, or becomes subject to any judgment, order or arrest, or is contacted by any regulatory authority, must immediately inform the Chief Compliance Officer.

Employees are reminded that they are ambassadors of North Capital and that their personal activities reflect upon the Firm, and any action that has the potential to bring negative attention to North Capital may be grounds for disciplinary action including termination.

FAVORITISM AND GIFTS

Employees may not seek or accept gifts, favors, preferential treatment or valuable consideration of any kind offered with a value in excess of $100 from any person that does business with or seeks to do business with North Capital or its clients, including but not limited to all broker-dealers, futures commission merchants or others involved in the securities industry. Limited exceptions to this policy may be made with the approval of the Chief Compliance Officer, but employees should be mindful of the general provisions of the Code of Ethics and take care to avoid any real or apparent conflict of interest. A good litmus test for this standard is whether the employee would be embarrassed if the gift, favor or preferential treatment were reported in the local news media or disclosed to the employee’s clients or family.

REVIEW OF EMPLOYEE COMMUNICATIONS

North Capital is required to maintain records of all employee correspondence relating to clients, client accounts, client account transactions and proprietary account transactions. In addition, North Capital is required to monitor employee trading activities and compliance with the Firm’s conflict of interest and insider trading Policies and Procedures. Consequently, it is North Capital’s policy to archive all employee business-related communications, including email and instant messaging for compliance purposes.

No employee may send correspondence related to the Firm’s business, and in particular no client correspondence may be sent unless it is at the direction of an officer and with the authorization of the Chief Compliance Officer.

Employees are admonished that they are not permitted to communicate with clients regarding any North Capital business via any personal, non-company email or instant messaging account. Additionally, employees may not keep any personal email or instant messaging accounts on their office computer(s). North Capital has adopted an email archiving and monitoring system for all email and instant messaging. Communications are subject to archiving regardless of their nature as personal or work related. Employees are advised that they should have no expectation of privacy regarding personal communications that are sent or received via the Firm’s accounts or via the Firm’s computers, even if they are sent from personal accounts.

For the avoidance of doubt, your email will be monitored and inappropriate use may result in disciplinary action including termination of employment and, in the case of illegal activity, reporting to regulatory authorities and law enforcement.

COMMUNICATION WITH THE PRESS

North Capital endeavors to create opportunities for employees to contribute their expertise related to the investment profession through appropriate forums and publications. However, North Capital is committed to safeguarding its reputation and to choosing the method, manner and timing of such communications. Employees are therefore prohibited from communicating with the press or in public forums (conferences, public presentations, articles, blogs, etc.) about any topic that might be reasonably connected to the Firm or its clients or employees, without the prior written consent of the Chief Compliance Officer.

NORTH CAPITAL UPDATES TO FUND (INVESTMENT COMPANY ACT) CLIENTS

No less frequently than annually, the adviser must furnish to a fund’s Board a report that (i) describes any issues arising under the code since the last report to the Board, including but not limited to violations and responses and (ii) certifies that the adviser has adopted procedures reasonably necessary to prevent access persons from violating the code.

PROCEDURES

1.0       ANNUAL EMPLOYEE CERTIFICATIONS

Upon hiring, and at least annually thereafter, employees shall review this Code of Ethics and the Firm’s other Policies and Procedures and shall execute an Annual Employee Certification form to that effect. A copy of the Certification form is included with this Code.

2.0       EMPLOYEE INVESTMENT ACCOUNTS – TRADING

North Capital relies upon the published research of broker-dealers and other research providers. Consequently, proprietary and employee personal trading in individual and other securities generally does not create a significant potential for conflicts of interest with respect to client account transactions. Nevertheless, employees of North Capital, and persons associated with them including close relatives, should not benefit from any price movement that may be caused by client transactions or the Firm’s recommendations regarding such securities, nor should any client transaction suffer any price movement that results from any Firm or employee transaction. North Capital will use reasonable diligence to determine whether the executed transactions of its employees through their personal investment accounts and/or accounts over which the employee has discretionary authority, will adversely affect the interests of the Firm or its clients. North Capital imposes the following restrictions upon itself and persons associated with it in connection with the personal purchase or sale of securities recommended to clients:

2.1       NO UNREPORTED TRADING ACCOUNTS OR TRANSACTIONS

Employees are required to identify to the Firm all subject investment accounts and all securities transactions. Except as provided herein, there are no exceptions to this requirement and any violation of this policy will be grounds for disciplinary action, including termination.

2.2       TRADES REQUIRING THE APPROVAL OF THE CHIEF COMPLIANCE OFFICER

With respect to individual trades, employees must obtain approval from the Chief Compliance Officer for transactions not exempt from the Policy. Chief Compliance Officer approval is noted on an Employee Personal Securities Transaction Trade Blotter or the Firm’s general trade blotter if executed through the Firm. The following transactions require written approval:

INITIAL PUBLIC OFFERINGS - No principal, employee or close relative may purchase any security, whether or not a “hot issue,” in an initial public offering or any “hot issue” in a follow-on offering without written approval of the Chief Compliance Officer.

SHORT-TERM TRADING - The Firm believes that excessive personal trading may increase the risk of non-compliance with Firm policies. North Capital therefore reserves the right to prohibit trading by any employee if such trading is deemed to be excessive.

PRIVATE PLACEMENTS - No principal, employee or close relative shall acquire securities in a private placement without the prior written approval of the Chief Compliance Officer.

2.3       EXEMPTIONS FROM PRE-APPROVAL REQUIREMENT

The following securities transactions are exempted from the approval requirement:

●	Direct obligations of the United States Government;

●	Open-end investment company shares, including money market mutual funds (unless the Firm acts as the investment advisor to the investment company);

●	Money market instruments (including banker’s acceptances, bank certificate of deposits, commercial paper and high quality short-term debt instruments, including repurchase agreements);

●	Transactions in units or a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds;

●	Interests in variable insurance products or variable annuities.

●	Other exemptions that may be approved in writing by the Firm from time to time.

2.4       EMPLOYEE AND CLIENT TRADES IN SAME SECURITY

If a security is bought or sold for client accounts and for employees on the same day, transactions for the client accounts and employees must either be: aggregated, in which case all participants in the transaction participate on an average price basis and share execution costs proportionately, or employee trades must be executed only after all client orders have been filled.

2.4.1	“BLACKOUT PERIODS”

The Chief Compliance Officer may establish “blackout periods” restricting employee trades in issues for which the Firm is making client account trades or making recommendations for client account investments in order to preclude employees from trading ahead of the trades in client accounts.

3.0       EMPLOYEE INVESTMENT ACCOUNTS -- ACCOUNT STATEMENT REVIEW

The Chief Compliance Officer is responsible for monitoring all employee personal securities transactions to safeguard against ethical violations (such as violations of the Code of Ethics or other Firm Policies and Procedures) by reviewing each employee’s monthly brokerage account statements.

3.1       INITIAL AND ONGOING REPORTING OF SECURITIES HOLDINGS

Upon commencement of employment with North Capital, and annually thereafter, every employee who engages in personal securities trading must identify on an Annual Employee Certification form, each of their personal investment accounts. New employees are required to identify all subject accounts on an Annual Employee Certification within 10 days of hire and the information provided must be current as of 45 days of hire.

All employees must direct the custodian of each of their personal investment accounts to send duplicate monthly statements to the Firm to the attention of the Chief Compliance Officer. New employees must provide copies of the current statement for each of their individual investment accounts to the Compliance Administrator within 10 days of hire and the information provided must be current as of 45 days of hire. Further, new employees must direct their custodian to send duplicate statements to the Firm starting with the month in which the employee commences employment.

Upon hire and annually thereafter, every employee must execute an Annual Employee Certification that he or she has read and agrees to abide by the Firm’s Code of Ethics, including its employee trading Policies and Procedures. This policy covers accounts held in the name of another person or entity, but over which the employee has discretionary authority or control.

3.2       ONGOING EMPLOYEE REPORTING RESPONSIBILITIES

With respect to employee investment accounts, each reporting employee must:

●	Notify the Compliance Administrator immediately if he or she is opening a new investment account.

●	Direct the custodian of their new investment accounts to send duplicate trade confirmations and account statements related to the account to the Firm to the attention of the Chief Compliance Office.

●	Complete an Annual Employee Certifications form that includes any new investment accounts acquired during the previous year.

4.0       INSIDER TRADING

4.1       RESPONSE TO POTENTIAL INSIDE INFORMATION

If an employee believes that he or she may have come into possession of material, nonpublic information, or believes the Firm’s activities may have created material, nonpublic information, the following steps should be taken:

●	Stop all trading in securities of the company that is the subject of the material, nonpublic information, including trading on behalf of North Capital’s clients and trading in the employee’s personal accounts. In addition, there should be no trades in securities of the company in question in the accounts of the employee’s acquaintances or family members after the information is identified.

●	Stop recommending any transaction in any of the securities of the company in question to anyone, including clients of the Firm, other employees and the employee’s own associates, friends or relatives. This prohibition includes making any comment about the company that could in any way be interpreted as a recommendation.

●	Do not discuss the material, nonpublic information with anyone except as required by this Code and Firm Policies and Procedures, and especially avoid referring to the information in hallways, elevators, stairways, restaurants, taxis or any other place where the conversation may be overheard.

●	Immediately inform the Chief Compliance Officer of all details of the situation, so that appropriate security procedures can be implemented across the Firm.

●	Direct all requests of third parties such as the press and analysts for information to the Chief Compliance Officer, who may contact the Firm’s legal counsel before determining how to proceed.

4.2       RESTRICTED ACCESS TO MATERIAL, NON-PUBLIC INFORMATION

The Chief Compliance Officer may employ additional procedures while the Firm is in possession of material, nonpublic information, including, but not limited to:

●	Procedures for handling documents containing material, nonpublic information, including prohibitions on removing them from the office, limiting copying and distribution within the office, keeping them securely filed when not in use, shredding them upon disposal, and other measures to protect sensitive documents from accidentally being read by anyone without a lawful need to know the information.

●	Restrictions on physical access to areas of the Firm where material, nonpublic information may be discussed or stored, including locking file cabinets and doors and a system of visitor passes or other restrictions for non-employees on the premises.

●	Computer access security measures, such as passwords on files or limited access to terminals through which material, nonpublic information can be obtained.

4.3       TRADING

No trade may be executed if there is any possibility that the basis for the trade involves inside information. If an employee believes the basis for the trade involves information may be material and nonpublic, or has questions as to whether the information is material and nonpublic, the trade must be discussed with and approved by the Chief Compliance Officer prior to the trade. The employee should:

●	Report the desired trade immediately to the Chief Compliance Officer.

●	Not purchase or sell the securities until authorized by the Chief Compliance Officer.

●	Not communicate, other than to the Chief Compliance Officer, the potential inside information either to persons inside or outside the Firm.

The Chief Compliance Officer makes the determination as to whether the trade is permissible and will inform the employee whether and when the trade may be executed.

5.0       CONFLICTS OF INTEREST

North Capital Inc. and its employees advise clients in a fiduciary capacity, and North Capital Private Securities Corporation has a duty to clients as their agent. If a conflict or the appearance of a conflict between the interests of the Firm or its clients and the interests of an employee arises, the employee must immediately notify the Chief Compliance Officer who will take the matter under consideration, conduct any necessary investigation into the conflict or potential conflict and make a determination of what steps should be taken. The interests of the clients will prevail over the interests of the Firm, which will prevail over interests of the employee. A determination of the existence or appearance of a conflict of interest shall be made by the Chief Compliance Officer.

The Chief Compliance Officer maintains a record of all conflicts and potential conflicts identified, including the ultimate resolution of the conflict and the basis therefore.

6.0       OUTSIDE BUSINESS ACTIVITIES

Employees are required to provide prompt written notice of any outside activity, including the following information:

●	Name, address and telephone number of the outside employer or person or entity paying the compensation;

●	A description of the nature of the outside business activity;

●	An exact description of the services to be provided by the employee;

●	The amount of compensation to be paid, if any; and

●	The anticipated duration of the outside business activity.

7.0       MAINTAINING CONFIDENTIALITY OF PRIVATE AND PROPRIETARY INFORMATION

To protect the confidentiality of North Capital’s confidential and proprietary information and the confidentiality of clients’ and potential clients’ records, employees should take the following additional security precautions:

●	Documents containing confidential information may not be taken from the Firm’s offices without the prior consent of the Chief Compliance Officer and any copies removed from the Firm’s offices must be promptly returned. Photocopies of confidential information may only be made as required, and all copies and originals of such documents must be disposed of in a way that keeps the information confidential.

●	Physical access to any non-electronic confidential information must be limited by either locking or monitoring access to the offices and storage areas where such information is located.

●	Visitors to the Firm’s office shall be monitored and/or accompanied by an employee.

Client information, including but not limited to contact information, information about clients’ investments and investment profiles, tax information, and all other information that might reasonably be determined to be of value to the Firm, is the property of North Capital. The employee may use such information only as necessary to satisfy their duties to the Firm and to clients and only for the duration of his or her employment with the Firm. For the avoidance of doubt, employees should understand that North Capital will pursue all legal remedies if an employee takes information that is property of the Firm.

At times, the Firm may enter into one or more agreements with third parties, pursuant to which the Firm may provide access to confidential information to those third parties. If this occurs, the Firm will protect the privacy of confidential information and include in the relevant agreements provisions protecting confidential information to the extent required by law.

8.0       EMPLOYEE COMMUNICATIONS

All employee communications with clients and third parties relating to Firm business are subject to review and applicable recordkeeping requirements. The Firm is obligated to maintain records of its communications to its clients, including, but not limited to investment advice and recommendations, records reflecting the receipt, disbursement or delivery of client securities or assets, and records documenting the execution or any trade. The Firm thus must retain all communications with and related to clients and all trading activity. Employees should retain any written approvals related to approved communication.

8.1       REVIEW OF CORRESPONDENCE

The Chief Compliance Officer may monitor employee communications for, among other things:

●	Inappropriate language

●	Performance guarantees of any kind

●	Insider trading

●	Conflicts of interest

●	Evidence of money laundering

●	Violation of any other firm policy, law or regulation

Communications that are deemed to be inappropriate for the reasons above will be brought to the attention of the employee who prepared or received it, and may be grounds for disciplinary action including termination.

8.2       RECORD RETENTION

All outgoing correspondence subject to retention requirements is maintained by the Firm for a period of at least 5 years, the first two years onsite or electronically before being moved to offsite storage. All email and instant messaging correspondence subject to applicable regulatory recordkeeping requirements shall be maintained for a period of at least 5 years. Email and instant messages not falling within applicable recordkeeping requirements may be deleted by the Firm subject to a specified deletion policy that is routinely followed by the Firm.

9.0       SANCTIONS FOR VIOLATION OF FIRM POLICIES AND PROCEDURES

Any employee who violates any of the provisions of this Code of Ethics or any of the North Capital Policies and Procedures will be disciplined by the Firm and subject to any of the following sanctions and consequences, among others not listed:

●	Cancellation of trades

●	Disgorgement of profits

●	Orders to sell positions, even at a loss

●	Fines

●	Termination of employment

●	Reporting to regulatory authorities and law enforcement

10.0       MAINTENANCE OF BOOKS AND RECORDS

The Chief Compliance Officer is responsible for the Firm’s compliance with applicable recordkeeping requirements. The following records are kept for at least 5 years from end of the fiscal year in which they were last used:

10.1	APPROVALS OF EMPLOYEE TRADES (INCLUDING REASONS SUPPORTING SUCH APPROVALS), TRADE CONFIRMATIONS AND MONTHLY/QUARTERLY ACCOUNT STATEMENTS FROM PRINCIPAL AND EMPLOYEE PERSONAL INVESTMENT ACCOUNTS

●	A chronologic file is maintained for each year.

●	Employee account statements are kept onsite in the office or electronically. Account statements for former employees are kept for at least 5 years after termination and then destroyed.

●	A list of all persons, currently or within the past five years, required to provide account statements, and a list of those persons who are or were required to review those reports, must be maintained in the office or electronically.

10.2	ANNUAL EMPLOYEE CERTIFICATIONS

●	A chronologic file is maintained for each year.

●	Superseded Certifications are kept onsite in the office or electronically for at least 2 years before being moved to offsite storage. Superseded Certifications for former employees are kept for at least 5 years before being destroyed.

10.3	CURRENT AND HISTORIC VERSIONS OF THE FIRM’S EMPLOYEE PERSONAL TRADING AND CODE OF ETHICS POLICIES AND PROCEDURES

●	A chronologic file is maintained.

●	Superseded versions of the Firm’s Policies and Procedures are kept electronically or onsite in the office for at least 5 years before being moved to offsite storage.

●	Records of the Firm’s actions taken in response to such violations.

10.4	RECORDS OF VIOLATIONS OF POLICIES AND PROCEDURES

●	Records documenting any violations by the Firm or its employees of applicable law and/or these Policies and Procedures are maintained.

●	Records of the Firm’s actions taken in response to such violations.

●	A copy of each report provided to a fund’s Board must be maintained for at least 5 years after the end of the fiscal year in which it is made, the first 2 years onsite in the office or electronically.

●	These records are kept onsite in the office or electronically for at least 5 years before being moved to offsite storage. Records are kept for at least 5 years before being destroyed.

11.0       EMPLOYEE TRAINING

The Chief Compliance Officer is responsible for informing all existing and new principals and employees of the Firm’s employee personal trading and conflict of interest procedures.

12.0       SUPERVISORY REVIEW

At least annually, the Chief Compliance Officer reviews the Firm’s compliance with these Policies and Procedures and determines whether any policies or procedures should be added, deleted or revised.

ANNUAL CERTIFICATIONS FOR EMPLOYEES OF NORTH CAPITAL, INC.

POLICIES AND PROCEDURES

I have reviewed the North Capital Policies and Procedures and acknowledge the following:

1.	I understand the Policies and Procedures as stated; and

2.	I agree to abide by all provisions of the Policies and Procedures.

CODE OF ETHICS

I have reviewed the North Capital Code of Ethics and acknowledge the following:

1.	I understand the Policies and Procedures as stated; and

2.	I agree to abide by all provisions of the Policies and Procedures.

3.	I have reviewed the CFA Institute Code of Ethics and Standards of Professional Conduct and agree to comply with all of the standards and guidelines therein.

4.	If a situation arises that leads to questions about how to comply with the foregoing provisions, I understand that I should consult with the Chief Compliance Officer.

PERSONAL TRADING

I have reviewed the North Capital Employee Personal Trading Policies and Procedures and acknowledge the following:

1.	I agree to abide by all provisions of the Policies and Procedures; and

2.	I have noted below the names of members of my household who are subject to the policy.

I understand that the Policies and Procedures cover the personal trading activities of the Firm’s officers, directors and employees and close relatives of those officers, directors and employees. The Policies and Procedures cover any securities transaction in which such person may have a direct or indirect beneficial interest. Persons are deemed to have beneficial interest in a security if they: a) have voting or discretionary power with respect to the security AND b) have a direct or indirect financial interest in the security.

I agree to disclose the names of the members of my household or related person who fall under the Firm’s policy, along with all pertinent information related to outside accounts.

INSIDER TRADING

I have read the North Capital Insider Trading Policies and Procedures and acknowledge the following:

1.	I understand the Policies and Procedures as stated; and

2.	I agree to abide by all provisions of the Policies and Procedures.

I understand that I am prohibited from purchasing or selling securities on the basis of material nonpublic information.

I further understand that I am prohibited from disclosing material nonpublic information.

CONFLICTS OF INTEREST

I have read the North Capital Conflicts of Interest Policies and Procedures and acknowledge the following:

1.	I understand the Policies and Procedures as stated and

2.	I agree to abide by all provisions of the Policies and Procedures.

I understand that under the Policies and Procedures I am required to avoid any outside activities, interests or relationships that either directly or indirectly conflict with, or create the appearance of the existence of a conflict of interest with my ability to act in the best interests of the Firm and its clients.

I understand that if a conflict or the appearance of a conflict, between my interests and the interests of the Firm or its clients arises, the interests of the Firm and its clients will prevail.

I agree that the determination of the existence or appearance of a conflict of interest will be made by North Capital in its sole discretion.

OUTSIDE BUSINESS ACTIVITIES

I have read the North Capital Outside Business Activities Policies and Procedures and acknowledge the following:

1.	I agree to abide by all provisions of the Policies and Procedures: and

2.	I have disclosed all of my outside business activities.

The Policies and Procedures preclude me from accepting employment or compensation from any other person as a result of any business activity outside the scope of my relationship to the Firm, unless I have provided prior notice to the Firm and received authorization from senior management.

REGULATORY INVESTIGATION, CRIMINAL CHARGES, DISCIPLINARY EVENTS, LITIGATION

I understand that every employee that becomes the subject of a regulatory investigation, disciplinary enforcement action or litigation, or served with a subpoena, or becomes subject to any judgment, order or arrest, or is contacted by any regulatory authority must immediately inform the Chief Compliance Officer of such.

CLIENT PRIVACY

I have read the relevant North Capital Privacy Policy(ies) and acknowledge the following:

1.	I understand the policy(ies) and procedures as stated; and

2.	I agree to abide by all provisions of the relevant policy(ies) and procedures.

CONFIDENTIALITY

I agree that all North Capital business or employee related information I acquire during my employment with the Firm is proprietary to the Firm or confidential to the employee to whom it relates and I agree to keep all such information confidential both for the duration of my employment with North Capital and thereafter.

ACKNOWLEDGEMENT OF ALL CERTIFICATIONS:

Dated: _________________	Signed:
[Employee Signature]